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                                                                    EXHIBIT 99.1

                AMENDED 1988 OUTSIDE DIRECTORS STOCK OPTION PLAN
                             OF PATTEN CORPORATION

1.  ADMINISTRATION OF PLAN.

     This Plan is intended to provide for the grant of stock options to non-employee directors of Patten Corporation (the "Company"). All options granted under the Plan shall be non-qualified stock options not entitled to special tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"). This Plan shall be administered by the Board of Directors of the Company. The Board of Directors shall have the right, at its discretion, to delegate any and all of its powers hereunder to a Committee appointed by the Board of Directors from among the non-employee directors of the Company (the "Outside Directors"). In the event that the Board of Directors appoints a Committee to administer the Plan, in whole or in part, said Committee's determinations with respect thereto shall not be subject to approval by the Board of Directors, and to the extent of such delegation, references in this Plan to the Board of Directors shall be deemed to refer to the Committee.

2.  SHARES COVERED BY PLAN.

     Options may be granted under the Plan while the Plan is in effect for the purchase of not in excess of 540,704 shares of Common Stock, $.01 par value per share ("Common Stock"), of the Company. Shares covered by unexercised options which are no longer excercisable for any reason shall be available for issuance under options granted hereunder for purposes of computing the foregoing limitation unless the Plan has been terminated. Shares delivered on exercise of options may be made available from authorized and unissued stock or from stock held in Treasury of the Company.

3.  ELIGIBILITY.

     All outside Directors shall be eligible to participate in the Plan. Notwithstanding the foregoing, all options to Outside Directors granted under the Plan shall be subject to satisfaction of one or more of the following conditions:

     (1) the Company shall have received an opinion of counsel to the effect that the administration of the Plan and all other plans of the Company by Outside Directors who participate in the Plan will not cause the acquisition, expiration, cancellation or surrender of stock options pursuant to the Plan or any other plan of the Company to be treated as a "purchase" or "sale" within the meaning of Section 16(b) of the Securities Exchange Act of 1934.





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4.  ALLOTMENT OF OPTIONS AND NUMBER OF SHARES.

     Subject to the limits set forth in Section 2, each Outside Director serving in such position shall be automatically granted a stock option covering 15,000 shares of Common Stock on the first business day after the first trading day after the annual meeting of the Company's stockholders or any special meeting in lieu of the annual meeting of stockholders.

     In the event that the total number of shares available for granting shall not be sufficient to grant each Outside Director 15,000 shares of the Common Stock on a particular grant date, the available shares shall be allocated proportionately among the Outside Directors then in office.

5.  OPTION AGREEMENTS.

     Each Outside Director to whom an option is granted shall enter into a written agreement (the "Option Agreement") with the Company setting forth the terms and conditions of the option granted to him, which Option Agreement shall be in the form attached hereto. The terms of the Option Agreement are incorporated herein by reference.

6.  OPTION PRICE.

     The option price per share under each option granted under the Plan shall be equal to the closing sale price of the Common Stock as reported on the principal stock exchange on which such stock is then listed or, if not then listed on a stock exchange, as reported on the NASDAQ system, on the last trading day preceding the date on which the stock option is granted.

7.  EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN.

     In the event there is any change in the shares of Common Stock of the Company through the declaration of stock dividends or through recapitalizations resulting in stock split-ups or combinations or exchanges of shares or otherwise, the number of shares available for option, the exercise price of outstanding options and the number of shares subject to any option shall be equitably adjusted, with fractional parts of shares being discharged.

8.  USE OF PROCEEDS.

     The proceeds received by the Company from the sale of stock pursuant to the Plan shall be used for general corporate purposes.





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9.  AMENDMENT AND DISCONTINUANCE.

     The Board of Directors may from time to time alter or suspend and at any time discontinue the Plan. However, no action of the Board of Directors may, without the approval of the stockholders, increase the maximum number of shares to be offered for sale under options in the aggregate (other than according to the terms of Section 7 above) modify the provisions of Section 3 hereof regarding eligibility, reduce the purchase price at which shares may be offered pursuant to options (other than according to terms of Section 7) or extend the expiration date of the Plan; nor may any action of the Board of Directors or the stockholders alter or impair an optionee's rights under any outstanding option previously granted under the Plan, without the consent of the holder of the option, and provided further, that no amendment shall be made more than once every six months to Sections 1 or 3 of the Plan designating officers and directors eligible under the Plan, to Section 2 of the Plan stating the total number of shares to be granted to officers and directors, to Section 4 of the Plan specifying the number of shares covered by each option and the timing of awards, to Section 6 of the Plan specifying the option price or to Section 1 of the Option Agreement (referred to in Section 5 of the Plan) specifying the number of shares covered by each option, other than to comport with changes in the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act of 1974, as amended, or the rules under either of such laws.

10.  EFFECTIVE DATE AND TERMINATION DATE.

     The plan and any amendment thereto requiring stockholder approval shall become effective upon the date of its adoption by the Board of Directors, subject, however, to approval by the stockholders of the Company within twelve months of such date. The Plan shall remain in effect until terminated by the Board of Directors, but not later than ten years after the date the Plan is initially adopted by the Board of Directors.





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